Pricing Term Sheet Dated May 12, 2020

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236785

Supplementing the Preliminary

Prospectus Supplement dated May 12, 2020

(To Prospectus dated February 28, 2020)

Radian Group Inc.

6.625% Senior Notes due 2025

Issuer:	Radian Group Inc. (“Radian”)

Securities:	6.625% Senior Notes due 2025 (the “Notes”)

Anticipated Ratings*:	Ba1 (Moody’s) / BB+ (S&P) / BBB- (Fitch)

Aggregate principal amount offered:	$525,000,000

Price to Public:	100.0% of principal amount plus accrued interest, if any, from May 15, 2020

Proceeds to Issuer Before Expenses:	$517,125,000

Expenses:	$1,510,000

Maturity date:	March 15, 2025

Trade date:	May 12, 2020

Settlement date**:	May 15, 2020 (T +3)

Coupon:	6.625%

Interest payment dates:	Semi-annually on March 15 and September 15 of each year, beginning on September 15, 2020.

Interest record dates:	March 1 and September 1

Benchmark Treasury:	UST 2.625% due March 31, 2025

Benchmark Treasury Price:	111.00

Benchmark Treasury Yield:	0.351%

Spread to Benchmark Treasury:	T + 627 bps

Yield to Maturity:	6.625%

Ranking:	Senior Unsecured

Redemption:

At any time, or from time to time, prior to September 15, 2024 (the “Par Call Date”), Radian may, at its option, redeem the Notes in whole or in part at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the make-whole amount, which is the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed from the redemption date to the Par Call Date discounted to the redemption date at the Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, Radian may, at its option, redeem the Notes in whole or in part, at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP:	750236 AX9

ISIN:	US750236AX98

Joint Book-running Managers:	RBC Capital Markets, LLC Goldman Sachs & Co. LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc. CIBC World Markets Corp. Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about May 15, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as ‘‘T+3’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes prior to their date of delivery should consult their own advisors.

Radian has filed a registration statement (including the preliminary prospectus supplement, dated May 12, 2020, and an accompanying prospectus, dated February 28, 2020) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, and the accompanying prospectus in the registration statement and the other documents Radian has filed with the SEC for more complete information about Radian and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Leveraged Capital Markets, or by telephone at 1-877-280-1299, or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or facsimile at 212-902-9316, or by emailing prospectusny@ny.email.gs.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.